UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-36363

TCTM KIDS IT EDUCATION INC.

19/F, Building A, Vanke Times Center

No.186 Beiyuan Road, Chaoyang District

Beijing, 100102, People’s Republic of China

Tel: +86 10 6213-5687

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Change in the Board of Directors and Board Committees

Mr. Wei Zheng, Ms. Gaiyan Guo and Ms. Yan Meng have stepped down from their respective roles on the board of directors of TCTM Kids IT Education Inc. (the “Board”). To fill these vacancies, the Board has appointed Mr. Heng Wang as a director of the Board (the “Director”), Ms. Linjing Xu, Mr. Zhe Sun and Mr. He Huang as independent Directors, effective February 28, 2025.

The Board is currently comprised of seven members, including (i) Mr. Shaoyun Han, (ii) Ms. Mingjie Sun, (iii) Mr. Jianguang Li, (iv) Mr. Heng Wang, (v) Ms. Linjing Xu, (vi) Mr. Zhe Sun, and (vii) Mr. He Huang. In light of the aforementioned changes, the Board resolved to restructure its committees on February 28, 2025. The audit committee of the Board currently consists of Mr. He Huang, Ms. Linjing Xu and Mr. Zhe Sun, chaired by Mr. He Huang. The compensation committee of the Board currently consists of Ms. Linjing Xu, Mr. Zhe Sun and Mr. He Huang, chaired by Ms. Linjing Xu. The nominating and corporate governance committee of the Board currently consists of Mr. Zhe Sun, Ms. Linjing Xu and Mr. He Huang, chaired by Mr. Zhe Sun.

Incorporation by Reference

This report on Form 6-K is hereby incorporated by reference into each of (i) the registration statement on Form F-3 (No. 333-284305), and (ii) the registration statements on Form S-8 (No. 333-279404, No. 333-270547, No. 333-228771, No. 333-204494 and No. 333-197226), to the extent not superseded by documents or reports subsequently filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TCTM Kids IT Education Inc.

By:	/s/ Xiaolan Tang
Name:	Xiaolan Tang
Title:	Chief Financial Officer

Date: February 28, 2025